SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 08 May 2014

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

8 May 2014

BT GROUP PLC

RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2014

BT Group plc (BT.L) today announced its results for the fourth quarter and year to 31 March 2014.

Fourth quarter and full year results:

		Fourth quarter to 31 March 2014		Year to 31 March 2014
		£m	Change1	£m	Change1
Revenue2		4,748	(1)%	18,287	0%
Underlying revenue3 excluding transit			1.2%		0.5%
EBITDA2		1,705	2%	6,116	0%
Profit before tax	- adjusted2	901	9%	2,827	6%
	- reported	747	17%	2,312	0%
Earnings per share	- adjusted2	9.0p	10%	28.2p	7%
	- reported	7.2p	1%	25.7p	4%
Normalised free cash flow4		1,346	£45m	2,450	£150m
Net debt				7,028	£(769)m
Full year proposed dividend				10.9p	15%

Gavin Patterson, Chief Executive, commenting on the results, said:

"We have made strong progress this year. Underlying revenue, adjusted profit before tax and normalised free cash flow have all grown and beaten market expectations.

"Our investment in fibre is delivering with 1.3 million more premises taking fibre this year, almost doubling the number of homes and businesses now connected. Our rollout is ahead of schedule with our fibre network passing more than 19 million premises, around two thirds of the UK. But we are not stopping there. All of our BDUK projects are underway and will help take the coverage of all fibre networks to at least 90% of the UK, bringing significant benefits to communities across the nation.

"BT Sport has proved very popular and we are delighted the service is now in around five million homes. For BT Consumer it underpinned a record 9% growth in revenue in the fourth quarter and the lowest line losses in over five years. We achieved an excellent 79% share of broadband5 market net additions in the quarter.

"BT Global Services delivered a 9% increase in its order intake this year and continued to see double-digit revenue increases in the high-growth regions of the world. BT Business and BT Wholesale have also delivered decent order intakes. Our cost transformation programmes are helping to drive the strong cash flow of the group.

"These results provide a strong platform for growth and from which to achieve our outlook for the years ahead. Our performance in the year means that we are growing our full year dividend by 15% to 10.9p and we now expect to increase our dividend by 10%-15% for each of the next two years. We continue to focus on improving the service we provide to our customers and delivering on our investments."

1 Certain results for the fourth quarter and year to 31 March 2013 have been restated. See Note 1 to the condensed consolidated financial statements
2 Before specific items
3 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals
4 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments
5 DSL and fibre

Key points for the fourth quarter:
•	Underlying revenue excluding transit up 1.2%
•	EBITDA1 up 2% and earnings per share1 up 10%
•	Underlying operating costs2 excluding transit up 0.5%; down 5% excluding our investments in BT Sport and the non-cash increase in the pensions operating charge
•	347,000 net fibre connections, up 28%, of which 249,000 are BT retail customers
•	BT Global Services order intake of £2.2bn, up 13%

Key points for the year:
•	Underlying revenue excluding transit up 0.5%, reversing decline of 3.1% in prior year and achieving our outlook of an improved trend
•	EBITDA1 flat at £6,116m compared with our outlook of £6.0bn-£6.1bn
•	Normalised free cash flow3 of £2,450m, up £150m, ahead of our outlook of around £2.3bn
•	Underlying operating costs2 down 3% excluding transit, our investments in BT Sport and the non-cash increase in the pensions operating charge
•	Earnings per share1 up 7%
•	Net debt at £7,028m, down £769m
•	Proposed final dividend of 7.5p, up 15%, giving full year dividend of 10.9p, also up 15%

Future outlook:
We are confident we will achieve our goal of sustainable, profitable revenue growth and we have updated our outlook as set out below:

	2013/14 results	2014/15	2015/16
Underlying revenue excluding transit	Up 0.5%	Broadly level	Growth
EBITDA1	£6,116m	£6.2bn-£6.3bn	Growth
Normalised free cash flow3	£2,450m	Above £2.6bn	Growth
Dividend per share	Up 15%	Up 10%-15%	Up 10%-15%
Share buyback programme	£302m	c.£300m	c.£300m

•	2014/15 underlying revenue excluding transit expected to be broadly level with 2013/14 despite an expected negative year on year impact of around £100m in UK local government revenues
•	2014/15 normalised free cash flow3 outlook above our previous expectations reflecting capital expenditure efficiencies. Cash flow growth to continue in 2015/16
•	Dividend and share buyback policy extended by one year to 2015/16

1 Before specific items
2 Excludes specific items, foreign exchange movements and the effect of acquisitions and disposals and is before depreciation and amortisation
3 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments

GROUP RESULTS FOR THE FOURTH QUARTER AND YEAR TO 31 MARCH 2014

	Fourth quarter to 31 March			Year to 31 March
	2014	20131	Change	2014	20131	Change
	£m	£m	%	£m	£m	%
Revenue
- adjusted2	4,748	4,815	(1)	18,287	18,339	0
- reported (see Note below)	4,748	4,815	(1)	18,287	18,103	1
- underlying revenue excluding transit			1.2			0.5
EBITDA
- adjusted2	1,705	1,664	2	6,116	6,143	0
- reported (see Note below)	1,611	1,513	6	5,840	5,791	1
Operating profit
- adjusted2	1,054	972	8	3,421	3,300	4
- reported	960	821	17	3,145	2,948	7
Profit before tax
- adjusted2	901	824	9	2,827	2,656	6
- reported	747	639	17	2,312	2,315	0
Earnings per share
- adjusted2	9.0p	8.2p	10	28.2p	26.3p	7
- reported	7.2p	7.1p	1	25.7p	24.8p	4
Full year proposed dividend				10.9p	9.5p	15
Capital expenditure3	574	648	(11)	2,346	2,438	(4)
Normalised free cash flow4	1,346	1,301	3	2,450	2,300	7
Net debt				7,028	7,797	£(769)m

Note: Reported revenue and EBITDA in the year to 31 March 2013 included a specific item charge of £151m and £36m, respectively, relating to Ofcom's determinations on historic Ethernet pricing as well as a specific item charge of £85m and £58m, respectively, relating to the retrospective regulatory impact of the Court of Appeal decision on ladder pricing.

Line of business results2

	Revenue			EBITDA			Free cash flow4
Fourth quarter to 31 March	2014	20131	Change	2014	20131	Change	2014	20131	Change
	£m	£m	%	£m	£m	%	£m	£m	%
BT Global Services	1,857	1,934	(4)	286	264	8	517	454	14
BT Business	895	922	(3)	287	284	1	280	304	(8)
BT Consumer	1,068	982	9	269	256	5	216	218	(1)
BT Wholesale	571	669	(15)	152	161	(6)	219	178	23
Openreach	1,271	1,276	0	694	683	2	460	410	12
Other and intra-group items	(914)	(968)	(6)	17	16	6	(346)	(263)	32
Total	4,748	4,815	(1)	1,705	1,664	2	1,346	1,301	3
Year to 31 March
BT Global Services	7,041	7,170	(2)	932	832	12	389	212	83
BT Business	3,509	3,516	0	1,098	1,047	5	892	907	(2)
BT Consumer	4,019	3,846	4	833	968	(14)	472	655	(28)
BT Wholesale	2,422	2,608	(7)	614	620	(1)	372	348	7
Openreach	5,061	5,115	(1)	2,601	2,642	(2)	1,492	1,475	1
Other and intra-group items	(3,765)	(3,916)	(4)	38	34	12	(1,167)	(1,297)	(10)
Total	18,287	18,339	0	6,116	6,143	0	2,450	2,300	7

1 Certain results for the fourth quarter and year to 31 March 2013 have been restated. See Note 1 to the condensed consolidated financial statements
2 Before specific items. Specific items are defined on page 4 and analysed in Note 4 to the condensed consolidated financial statements
3 Before purchases of telecommunications licences
4 Before specific items, purchases of telecommunications licences, pension deficit payments and the cash tax benefit of pension deficit payments

Notes:
1.
The commentary focuses on the trading results on an adjusted basis, which is a non-GAAP measure, being before specific items. Unless otherwise stated, revenue, operating costs, earnings before interest, tax, depreciation and amortisation (EBITDA), operating profit, profit before tax, net finance expense, earnings per share (EPS) and normalised free cash flow are measured before specific items. This is consistent with the way that financial performance is measured by management and reported to the Board and the Operating Committee and assists in providing a meaningful analysis of the trading results of the group. The directors believe that presentation of the group's results in this way is relevant to the understanding of the group's financial performance as specific items are those that in management's judgement need to be disclosed by virtue of their size, nature or incidence. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. Specific items may not be comparable to similarly titled measures used by other companies. Reported revenue, reported operating costs, reported EBITDA, reported operating profit, reported profit before tax, reported net finance expense, reported EPS and reported free cash flow are the equivalent unadjusted or statutory measures. Reconciliations of revenue, operating costs and operating profit are set out in the Group income statement. Specific items are set out in Note 4. Reconciliations of EBITDA, adjusted profit before tax and adjusted EPS to the nearest measures prepared in accordance with IFRS are provided in Notes 7, 8 and 9 respectively.

2.
Trends in underlying revenue, trends in underlying operating costs, and underlying EBITDA are non-GAAP measures which seek to reflect the underlying performance of the group that will contribute to long-term profitable growth and as such exclude the impact of acquisitions and disposals, foreign exchange movements and any specific items. We focus on the trends in underlying revenue and underlying operating costs excluding transit as transit traffic is low-margin and is significantly affected by reductions in mobile termination rates.

Enquiries

Press office:
Ross Cook                                                      Tel: 020 7356 5369

Investor relations:
Damien Maltarp                                             Tel: 020 7356 4909

The fourth quarter and full year 2013/14 results presentation for analysts and investors will be held in London at 9.00am today and a simultaneous webcast will be available at www.bt.com/results

The BT Group plc Annual Report & Form 20-F 2014 is expected to be published on 22 May 2014. The Annual General Meeting of BT Group plc will be held at Old Billingsgate, 1 Old Billingsgate Walk, London, EC3R 6DX, on Wednesday 16 July 2014 at 11am.

Results for the first quarter to 30 June 2014 are expected to be announced on Thursday 31 July 2014.

About BT

BT is one of the world's leading providers of communications services and solutions, serving customers in more than 170 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services. During the year BT Retail divided into two separate divisions and so BT now consists principally of five customer-facing lines of business: BT Global Services, BT Business, BT Consumer, BT Wholesale and Openreach.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/5379G_-2014-5-7.pdf

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 08 May 2014